FOIA CONFIDENTIAL TREATMENT REQUEST

CONFIDENTIAL TREATMENT REQUESTED BY

DESTINATION MATERNITY CORPORATION

PURSUANT TO 17 C.F.R. 200.83.

456 North Fifth Street, Philadelphia, PA 19123  •  215.873.2200  •  DestinationMaternityCorp.com

April 1, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Tia Jenkins, Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services
Mail Stop 3561

Re:	Destination Maternity Corporation
Form 10-K for the Year Ended September 30, 2008
Filed December 15, 2008
File No. 0-21196

Dear Ms. Jenkins:

On behalf of Destination Maternity Corporation (which we refer to as “we”, “us” or “our”), this letter is being submitted to respond to comments given by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your letter to Edward M. Krell, Chief Executive Officer of Destination Maternity Corporation, dated March 6, 2009, with respect to the above-referenced filing.

For your convenience, we set forth each comment in italicized typeface and include each response below the relevant comment.  All references to page numbers in our responses reflect paginations in the filing cited.

Form 10-K for the fiscal year ended September 30, 2008

Note 2 — Summary of Significant Accounting Policies, page F-7

n. Revenue Recognition, Sales Return Allowances, page F-10

1.              We note that you market maternity apparel at Kohl’s® stores under an exclusive product and license agreement and recognize revenue when the product is shipped to the customer.  In this regard, please tell us and disclose the pertinent terms of the agreement including royalty rates, payment terms, rate reductions, return provisions and other subjective considerations factored into management’s assessment in satisfying the four criteria listed in SAB Topic 13.A.1.  Also please tell us why license revenue is not presented separately from the sale of product and the basis for your conclusion.  See Rule 5-03(b)1. of Regulation S-X.

1.     Rule 83 confidential treatment request made by Destination Maternity Corporation; Request Number 1.  **

13. Income Taxes, page 23

2.              We note your consideration of historical levels of taxable income as a basis in not recording any valuation allowance for deferred tax assets.  Please tell us how you also considered the negative evidence of cumulative losses in recent years as well as the potential effect the external economic environment will have on your business in the near term in your conclusion it is more likely than not the company will realize all of the deferred tax assets as of September 30, 2008.  Include in your response the weight given to each positive and negative piece of evidence and how you objectively verified both in assessing the realizability of some portion or all of your deferred tax assets.  Please frame your response by tax jurisdiction basis rather than on a consolidated basis.

2.               We record our income taxes in accordance with applicable accounting standards, including the requirements of Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No. 109”).  SFAS No. 109 requires deferred tax assets to be reduced by a valuation allowance if the weight of all available evidence (both positive and negative) indicates that it is more likely than not that some portion or all of the deferred tax assets will not be realized. Cumulative losses in recent years is an example of strong negative evidence, however paragraph 24.c. of SFAS No. 109 states the following as positive evidence that a valuation allowance is not needed when there is negative evidence: “A strong earnings history exclusive of the loss that created the future deductible amount…coupled with evidence indicating that the loss (for example, an unusual, infrequent, or extraordinary item) is an aberration rather than a continuing condition.”

** Material has been omitted and filed separately with the Commission.

During the three year period ended September 30, 2008 we had cumulative pretax income of $17,482,000.  Our pretax loss of $(562,000) for the year ended September 30, 2007, included a pretax charge of $9,423,000 related to the prepayment of $25.0 million of our Senior Notes and the refinancing of the remaining $90.0 million of our Senior Notes at a significantly lower interest rate, as disclosed in footnote 9, page F-18. Our pretax income of $14,921,000 for the year ended September 30, 2006, included a similar pretax charge of $873,000 related to the prepayment of $10.0 million of our Senior Notes.  These charges primarily represented the payment of premium for the early redemption of the Senior Notes and to a much lesser extent, the write-off of unamortized debt issuance discount and deferred financing costs.  Our present long-term debt has no limitation on, and requires no premium for, prepayments, has no debt issuance discount and has significantly lower deferred financing costs; therefore similar items are not expected to impact our future taxable income.  Our pretax loss of $(1,999,000) for the year ended September 30, 2008, included a pretax charge of $3,461,000 related to the retirement of our former CEO and the strategic restructuring of our merchandise brands and store nameplates, as disclosed in footnote 5, pages F-14 and F-15.  We do not foresee similar events occurring in the near future that would significantly impact our forecasted future taxable income.  After adding back these unusual items for fiscal 2006, 2007 and 2008 our cumulative pretax income was $31,239,000.  Also, after adding back these unusual items we had pretax income in each of the last three fiscal years.

In addition to our history of cumulative pretax income, we considered our future financial projections, which indicate our expectations to generate future taxable income.  Our financial projections included management’s judgment on the potential effect of the external economic environment.  For example, we projected negative comparable store sales for fiscal 2009 to reflect the weak overall economic and retail environment.

We considered our history of significant cumulative pretax income to be strong positive and highly objectively verifiable evidence in evaluating the need for a valuation allowance at September 30, 2008.  In addition, we also considered our recent and future projected taxable income.  We are the leading designer and retailer of maternity apparel in the United States and are the only nationwide chain of maternity specialty stores.  The maternity apparel business is less seasonal than traditional specialty apparel, has relatively lower demand volatility (non-discretionary purchases and less fashion risk) and is supported by a historically stable birth rate, which provides us a stable base to provide income forecasts.  We assessed all positive evidence (including our strong earnings history, which is objective and verifiable, and the other positive evidence noted above, as well as the long carryforward periods in many of the jurisdictions in which our tax assets arise) and concluded that the positive evidence far outweighs the only significant negative evidence, which is the uncertainty surrounding the impact of the macroeconomic environment on our near term financial performance.

Our primary tax jurisdictions are federal and states in the United States.  We determined that the weight of all available evidence indicated that it was more likely than not that we would realize all of our deferred tax assets for federal income tax purposes as of September 30, 2008.  Our deferred tax assets also include state income tax benefits for certain states within which we operate and we determined that it was more likely than not that we would realize all of our deferred tax assets for those states as of September 30, 2008.  We have a history of net operating losses in certain other states within which we operate.  As disclosed in footnote 13, page F-25, we have not provided any deferred tax assets for these states and accordingly, no valuation allowance was necessary as of September 30, 2008.

In connection with responding to your comments, we acknowledge that:

•                  We are responsible for the adequacy and accuracy of the disclosure in our filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 215-873-2278 if you should have any questions or comments with regard to these responses.

Sincerely,

/s/ Judd P. Tirnauer
Judd P. Tirnauer
Senior Vice President &
Chief Financial Officer

Cc:	Edward M. Krell, Chief Executive Officer
Rebecca C. Matthias, President and Chief Creative Officer
Elam M. Hitchner, Chairman, Audit Committee